UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 333-229116

Leaping Group Co., Ltd.

2010 Huaruntiexi Center

Tiexi District, Shenyang, Liaoning Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to a Material Definitive Agreement

On December 10, 2018, Leaping Group Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), through its affiliate, Leaping Media Group Co., Ltd., a limited liability company organized under the laws of China (“Leaping Media”), entered into an Amended and Restated Consulting Agreement (the “Agreement”) with Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a limited liability company organized under the laws of China (formerly known as Asia Times (Shenzhen) International Financial Services Co., Ltd., the “Consultant”), with respect to the proposed initial public offering of the Company (the “IPO”). The Agreement was filed as Exhibit 4.24 of the Form 20-F of the Company, which was initially filed with the Securities and Exchange Commission on October 31, 2019.

On December 3, 2019, the Company, through Leaping Media, entered into a First Amendment to Amended and Restated Consulting Agreement (the “Amendment”) with the Consultant to adjust the compensation of the Consultant. The Amendment was filed as Exhibit 10.1 of the Form 6-K of the Company, which was initially filed with the Securities and Exchange Commission on December 3, 2019.

On February 11, 2020, the Company, through Leaping Media, entered into a Second Amendment to Amended and Restated Consulting Agreement (the “Second Amendment”) with the Consultant to adjust the compensation of the Consultant. Pursuant to the Second Amendment, Leaping Media agreed to (i) pay the Consultant a consulting fee related to the IPO, in the amount of $265,000, of which $65,000 was already paid and the remaining $200,000 would be paid in cash upon the closing of the IPO; (ii) upon the closing of the IPO, issue to the Consultant a warrant to purchase 300,000 newly issued ordinary shares of the Company, with an exercise price equaling to 100% of the IPO price of ordinary shares of the Company. Such warrant will be exercisable within five years after the effective date of the IPO, at any time, and from time to time, in whole or in part; and (iii) notwithstanding (i) and (ii), if the IPO does not close by July 31, 2020, to pay the Consultant a consulting fee in the aggregate amount of $1,435,000 in cash, due on July 31, 2020, unless otherwise agreed upon by Leaping Media and the Consultant.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which is filed as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leaping Group Co., Ltd.

Date: February 11, 2020	By:	/s/ Tao Jiang
	Name:	Tao Jiang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Second Amendment to Amended and Restated Consulting Agreement dated February 11, 2020, by and between Leaping Media Group Co., Ltd. and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd.